SembCorp Industries

03 APR -9 AM 7:21

Rule 12g3-2(b) File No. 825109

24 March 2003

03007918

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
APR 16 2003
THOMSON FINANCIAL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

4/14

Rule 12g3-2(b) File No. 825109

MASNET No. 24 OF 24.03.2003
Announcement No. 24

SEMBCORP INDUSTRIES LTD

SMOE CLINCHES $175 MILLION OFFSHORE PLATFORM CONTRACT IN THAILAND- ORDERBOOK REACHES RECORD HIGH OF $850 MILLION

SMOE Pte Ltd, the offshore engineering division of SembCorp Utilities (SembUtilities), in partnership with Saipem Asia, has been awarded a turnkey contract for an offshore processing platform by PTT Exploration and Production Public Company Limited (PTTEP), for the Bongkot Field Development Project - Phase 3C.

PTTEP is the sole national petroleum exploration and production company of Thailand. The contract which has an approximate value of $175 million is SMOE's first contract for PTTEP.

SMOE's order book now stands at $850 million.

SMOE will perform the engineering, procurement, construction and offshore hook-up and pre-commissioning of the Sour Process Platform, as well as undertake modifications of existing platforms. Saipem Asia will be responsible for the transportation and installation of the platform, as well as engineering, procurement and installation of associated pipelines. The platform will be located in a water depth of approximately 80 metres in the Gulf of Thailand, approximately 209 kilometres north-east of Songkhla.

Scheduled for completion in the third quarter of 2004, the process platform will have a total weight of more than 9,000 metric tonnes with the capacity to handle 375 million standard cubic feet of sour gas* per day, 15,000 barrels of condensate per day and 15,000 barrels of produced water per day.

**Sour gas is gas with high levels of sulphur dioxide.*

"We are pleased to have secured both our first contract with PTTEP and our first in Thailand. I am confident that we can deliver the platform on time and to the highest quality, more than meeting the expectations of the client", Mr M. P. Premraj, Executive Vice President of SMOE, said.

Barring unforeseen circumstances, the SembCorp Industries Group expects a positive

Revenue from these contracts will be recognised according to the Group's revenue recognition policy based on the percentage of completion method measured by reference to the value of work performed relative to the total contract value over the duration of the contracts.

About SMOE

SMOE is the oil and gas subsidiary of SembCorp Utilities, the wholly-owned utilities arm of engineering services group SembCorp Industries. As an industry leader in offshore oil and gas engineering and construction, SMOE designs, procures, fabricates, installs and commissions offshore platforms, modules, and floating production systems for clients worldwide. SMOE offers its customers:

- Integrated Production Platforms
- Compression, Water Injection and Power Modules
- Wellhead and Riser Platforms
- Living Quarters and Pre-Assembled Modules
- Sub-structures
- A complete range of FPSO topside facilities.

SMOE has delivered more than 100 projects in its 30-year history, and its clients include the world' s major oil and energy companies such as Shell, ExxonMobil, ChevronTexaco, ConocoPhillips, TotalFinaElf, Occidental, Marathon and Unocal.

SMOE is currently executing turnkey contracts for an 8000 tonne process platform for Occidental Petroleum of Qatar, two drilling/wellhead/accommodation platforms totalling 22,000 tonnes for Devon Energy China, two contracts for Maersk Oil and Gas in the North Sea, one for the construction of the 7,100 tonne production deck and living quarters and other for a 10,000 tonne process platform. SMOE is also executing a fabrication (16,000 tonnes) and integration (22,000 tonnes) contact for a process/utility topside for one of the world's largest Floating Production Storage and Off-loading (FPSO) vessels for Esso Exploration Nigeria under sub-contract to Saipem SA.

- End -

Released on March 24, 2003

For media and analyst queries, please contact:

Ng Lay San (Ms)
Manager
Group Corporate Relations
SembCorp Industries

Tel : 6357 9150

Fax : 6352 2163

Email : laysan@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 24/03/2003 to the SGX